PRESTIGE CAPITAL CORPORATION

1348 E 3300 S

Salt Lake City, UT 84106

February 22, 2008

Ms. Jenifer Gallagher,

Division of Corporate Finance

United States Securities and Exchange Commission

100 F. St. N.E.

Washington, DC 20549

Re:

Prestige Capital Corporation

Item 4.01 Form 8-K

Filed February 14, 2008

Dear Ms. Gallagher:

This letter is in response to your comments dated February 19, 2008 regarding the above reference report on Form 8-K.  We are filing an amended Form 8-K to include language stating we had no disagreements with our former accountant during the subsequent interim period preceding their dismissal.  We are also including a current letter form our prior accountant as required.

If you have any questions or require additional information, please notify our legal counsel, Cletha A. Walstrand, Esq., at 435-688-7317 or fax number 435-688-7318.

Very truly yours,

/s/ Randy Zundel

Randy Zundel

President